Exhibit 99.2

Form of Proxy Card

Intercont (Cayman) Ltd.
PROXY FOR A MEETING OF HOLDERS OF CLASS A ORDINARY SHARES

June 5, 2026

THE BOARD RECOMMENDS A VOTE FOR
THE FOLLOWING PROPOSALS.

The undersigned hereby appoints Muchun Zhu as proxy with full power of substitution, to represent and to vote as set forth herein all the Class A ordinary shares of Intercont (Cayman) Ltd. (the “Company”) which the undersigned is entitled to vote at the Meeting of Holders of Class A ordinary shares of a par value of US$0.0025 each (the “Class A Ordinary Shares”) of the Company (the “Class A Meeting”) and any adjournments or postponements thereof, as designated below. If no designation is made, the proxy, when properly executed, will be voted “FOR” in Proposal No. 1 and Proposal No.2 of the Class A Meeting.

I.    To increase the Authorised Share Capital of the Company to US$250,000,000.00 divided into 100,000,000,000 Ordinary Shares of par value of US$0.0025 each, comprising of (A) 80,000,000,000 Class A Ordinary Shares; and (B) 20,000,000,000 Class B Ordinary Shares (the “Increase of Share Capital”), by redesignation of:

(1) the newly increased and unissued 79,960,206,598.04 Ordinary Shares be redesignated as Class A Ordinary Shares; and

(2) the newly increased and unissued 19,999,793,401.96 Ordinary Shares be redesignated into Class B Ordinary Shares

This proposal is referred to as the “Increase of Class B Ordinary Shares in the Authorised Share Capital Proposal” or “Proposal No. 1”

☐	FOR	☐	AGAINST	☐	ABSTAIN

II.    following the Increase of Share Capital, to change Class B Ordinary Share Voting Right from thirty votes per one Class B Ordinary Share to one hundred votes per one Class B Ordinary Share on all matters subject to the votes at general meetings of the Company (the “Change of Voting Right of Class B Ordinary Shares”).

This proposal is referred to as the “Change of Voting Rights of Class B Ordinary Shares Proposal” or “Proposal No. 2

☐	FOR	☐	AGAINST	☐	ABSTAIN

TO VOTE ONLINE:

By Internet, which we encourage if you have Internet access:

Step 1: Go to http://www.transhare.com

Step 2: Click the “Vote Your Proxy” link

Step 3: Click on the tab for “Intercont (Cayman) Ltd.”

Step 4: Click “Submit Your Vote” link

Step 5: Enter your Control Number

TO VOTE BY EMAIL:    Please email your signed proxy card to Proxy@Transhare.com

TO VOTE BY FAX:    Please fax this proxy card to 1.727. 269.5616

TO VOTE BY MAIL:    Please sign, date and mail to

Proxy Team
Transhare Corporation
17755 US Highway 19 N
Suite 140
Clearwater FL 33764

IMPORTANT:    Please date this Proxy and sign exactly as your name or names appear hereon. If shares are held jointly, both owners must sign. Executors, administrators, trustees, guardians and others signing in a representative capacity should give their full titles.

Signature of Shareholder

Signature of Joint Shareholder

Dated: